KW *3/8/14*


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 6 2014

SEC FILE NUMBER
8- *31955*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Angela Olson   651-665-6493
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual, state last, first, middle name)

4200 Wells Fargo Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, George I. Connolly_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Securian Financial Services, Inc._____ , as
of December 31_____ , 20 13_____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                                                Signature

                                                                                President
                                                                                Title

Blaine D. Westberg
Notary Public

BLAINE D. WESTBERG
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):
☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Report of Independent Registered Public Accounting Firm on Internal Controls.
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURIAN FINANCIAL SERVICES, INC.

Financial Statements with Supplementary
Information and Report of Independent Registered
Public Accounting Firm on Internal Control

December 31, 2013



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

We have audited the accompanying financial statements of Securian Financial Services, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Securian Financial Services, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.



Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
February 21, 2014

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2013

(In thousands)

Assets

Cash and cash equivalents	$	12,017
Commissions receivable		7,789
Due from affiliates		750
Accounts receivable		600
Deferred tax asset		14
Securities owned, at fair value		52
Software, net of accumulated amortization of $4,139		614
Prepaid expenses		110
Deposit with clearing organization		100
Total assets	$	22,046

Liabilities and Stockholder's Equity

Liabilities:

Commissions payable	$	7,537
Accrued expenses		1,049
Current income tax payable		417
Payable to outside broker/dealer		52
Due to affiliates		2,828
Total liabilities		11,883

Stockholder's equity:

Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding	53,216
Accumulated deficit	(43,053)
Total stockholder's equity	10,163
Total liabilities and stockholder's equity $	22,046

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2013

(In thousands)

Revenues

Commissions and distribution and service fee income:		
12b-1 fees from insurance products	$	11,556
Investment advisory fees		68,726
Other mutual funds		12,545
Variable life and annuities		209,457
Other products		23,552
Fee income received from affiliate		1,045
Other income		6,090
		332,971

Expenses

Commissions and distribution and service fee expense:		
12b-1 fees from insurance products		11,556
Investment advisory		53,986
Other mutual funds		29,157
Variable life, variable annuities and other products		208,531
Salaries and benefits		16,081
Registration fees		1,090
Clearing fees		745
General and administrative expenses		8,834
		329,980
Income from operations before taxes		2,991
Income tax expense:		
Current		1,119
Deferred		314
Total income tax expense		1,433
Net income	$	1,558

See accompanying notes to financial statements.

4

SECURIAN FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2013

(In thousands)

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2012	$ 53,216	$ (44,611)	$ 8,605
Net income	-	1,558	1,558
Balances at December 31, 2013	$ 53,216	$ (43,053)	$ 10,163

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2013
(In thousands)

Cash flows provided by operating activities

Net income	$	1,558
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Software amortization		224
Loss on disposition of software		11
Change in operating assets and liabilities:		
Increase in commissions receivable		(3,794)
Increase in due from affiliates		(129)
Increase in accounts receivable		(23)
Change in securities owned		(51)
Deferred tax provision		314
Change in income tax payable - current		378
Decrease in prepaid expenses		7
Increase in commissions payable		3,703
Decrease in accrued expenses		(64)
Change in payable to outside broker/dealer		51
Decrease in due to affiliates		(344)
Net cash provided by operating activities		1,841

Cash flows used for investing activities

Additions to capitalized software		(464)
Net cash used for investing activities		(464)
Increase in cash and cash equivalents		1,377
Cash and cash equivalents at beginning of year		10,640
Cash and cash equivalents at end of year	$	12,017

See accompanying notes to financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable annuity contracts and variable life insurance policies, and also sells mutual funds, annuity contracts and insurance policies sponsored by third parties. The Company does not hold or carry securities for customer accounts.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent on SFG to fund its operations.

(2) Summary of Significant Accounting Policies

Commission Income/Expense and Distribution and Service Fee Income/Expense

Commission income on mutual fund, variable life and annuity and investment advisory sales and other products is earned and recognized on the date of the sale. Related commission expense due to agents on such sales is also recognized on the date of the sale.

Under an assignment agreement with Minnesota Life, the Company receives 12b-1 fees from the Securian Funds Trust funds portfolios and the Waddell and Reed Target portfolios, and transfers them to Minnesota Life.

Cash and Cash Equivalents

Cash and cash equivalents of sufficient credit quality are carried at cost, which approximates fair value. The Company considers all money market mutual funds with original maturity dates of less than three months to be cash equivalents. As of December 31, 2013, the Company had $4,679 of money market mutual funds which are considered Level 1 financial assets under the provisions of fair value measurement guidance. Fair value is based on quoted market prices in actual markets. The Company had no other material financial assets that needed to be measured for fair value.

(2) Summary of Significant Accounting Policies (Continued)

Accounts Receivable

Accounts receivable are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2013, the Company had no allowance for doubtful receivables. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. The Company is included in the federal tax sharing agreement with Minnesota Mutual Companies, Inc. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactments dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

(2) Summary of Significant Accounting Policies (Continued)

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2013, the Company had unamortized software costs of $614.

Securities

In the normal course of business, the Company periodically holds positions in its brokerage account. Ownership of these positions ultimately resides with, and is transferred to, customer accounts. The Company does not hold these positions for sale. The Company had $52 of securities owned at December 31, 2013.

Variable Interest Entities

A variable interest entity (VIE) is an entity that either has investors that lack certain characteristics of a controlling financial interest or lack sufficient equity to finance its own activities without financial support provided by other entities. The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and is therefore the primary beneficiary. The Company is deemed to have controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

As of December 31, 2013, the Company had identified no investments or relationships that would be identified as a VIE.

(3) Risks

The following is a description of the significant risks facing the Company:

Off-Balance-Sheet Risk:

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

(3) Risks (Continued)

The agreement between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

Credit Risk:

Certain financial instruments, consisting of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not experienced any losses in such accounts for the year ended December 31, 2013.

Legal/Regulatory Risk:

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional unanticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(4) Related Party Transactions

The Company is the distributor of Minnesota Life's variable annuity and variable life products. The Company received compliance fees of $1,045 during 2013, which is included in fee income received from affiliate in the statement of operations, from Minnesota Life for performing compliance functions for these variable products. The Company also recognized commission income of $187,791 in 2013 related to distribution activities, of which $4,839 was included in commissions receivable at December 31, 2013.

The Company also has an agreement with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under this agreement, the Company receives referral fees for clients who name STC trustee of a Trust. The Company received fees of $443 for the year ended December 31, 2013, which is included in commission income in the statement of operations, of which $82 was included in due from affiliates at December 31, 2013.

Under management services agreements with Minnesota Life, H. Beck, Inc. (H. Beck) and STC, the Company charges or is charged expenses including allocations for occupancy costs, data processing, compensation, advertising, and promotion and other administrative expenses. The Company either incurs these expenses on behalf of Minnesota Life, H. Beck or STC or these expenses are incurred on behalf of the Company by Minnesota Life, H. Beck or STC. For the year ended December 31, 2013, the Company was charged net expenses totaling $8,183, of which $2,657 was included in due to affiliates and $321 was included in due from affiliates at December 31, 2013.

(4) Related Party Transactions (Continued)

Distribution and service fee income of $3,512 was recognized and included in 12b-1 fees from insurance products during the year ended December 31, 2013 under agreements with certain investment companies managed by an affiliate, Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

Under an assignment agreement with Minnesota Life, 12b-1 fees from Securian Funds Trust, the Waddell & Reed Target Portfolios and other mutual funds, are transferred to Minnesota Life. During 2013, $11,556 was received and $11,385 was transferred. At December 31, 2013, $171 was payable to Minnesota Life and included in due to affiliates.

The Company has an agreement with an affiliated registered broker/dealer in securities. Under this agreement, the Company assists the affiliated broker/dealer in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2013, the Company charged expenses totaling $2,033, and $347 was included in due from affiliates at December 31, 2013 for such expenses.

(5) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100.

(6) Income Taxes

The difference between the income tax expense and income taxes computed using the U.S. federal income tax rate of 35% is as follows:

Amount computed using the statutory rate	$ 1,047
State taxes, net of federal benefit	622
Change in valuation allowance	(258)
Other	22
	$ 1,433

The income tax expense for the year ended December 31, 2013 consisted of the following:

	Current	Deferred	Total
Federal	$ 866	$ 203	$ 1,069
State	253	111	364
	$ 1,119	$ 314	$ 1,433

(6) Income Taxes (Continued)

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2013 are as follows:

Deferred tax asset:		
Net operating losses	$	1,041
Intangible assets		112
Gross deferred tax assets		1,153
Less valuation allowance		(668)
Deferred tax asset, net of valuation allowance		485
Deferred tax liabilities:		
Prepaid expenses		79
Capitalized software		392
Gross deferred tax liabilities		471
Net deferred tax asset	$	14

The Company has recorded a valuation allowance as of December 31, 2013 related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. The decrease in the deferred tax asset valuation allowance for the year ended December 31, 2013 was $258.

The state net operating loss carryforwards amount to $26,886 at December 31, 2013 and were generated in various states with expiration periods of 5 to 20 years. Some of the Company's net operating losses will expire beginning 2014 through 2030. Therefore, the Company has provided for a 64% valuation allowance against its net operating loss deferred tax assets as of December 31, 2013.

Income taxes received for the year ended December 31, 2013 were $741.

As of January 1, 2013 and December 31, 2013, the balance of unrecognized tax benefits was zero.

As of December 31, 2013, the Company did not have any amounts accrued for interest and penalties.

At December 31, 2013, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

In August 2013, the IRS completed their audit of the consolidated federal income tax returns for Minnesota Mutual Companies, Inc. and subsidiaries for the years 2010 and 2011 on a fully agreed basis. There were no issues pertaining to the Company. The consolidated tax return for 2012 is expected to be under examination by the IRS beginning in late 2014. The Company believes that any additional taxes assessed or refunded as a result of the examination will not have a material impact on its financial position.

(7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $7,421, which was $6,641 in excess of its required net capital of $780. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 1.58 to 1 at December 31, 2013.

(8) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and is therefore, exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(9) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(10) Subsequent events

The Company evaluated subsequent events through February 21, 2014, the date these financial statements were issued. There were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2013
(In thousands)

Stockholder's equity	$	10,163
Deductions - nonallowable assets:		
Due from affiliates		750
Accounts receivable		600
Software		614
State deferred tax asset		550
Prepaid expenses		110
		2,624
Net capital before haircuts on securities		7,539
Haircuts on securities		118
Net capital	$	7,421
Total aggregate indebtedness	$	11,701
Net capital	$	7,421
Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $11,701)		780
Net capital in excess of requirements	$	6,641
Ratio of aggregate indebtedness to net capital		1.58 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2013 Part IIA of FOCUS Form X-17A-5 and the above computations.

See accompanying report of independent registered public accounting firm.



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder of
Securian Financial Services, Inc.:

In planning and performing our audit of the financial statements of Securian Financial Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Minneapolis, Minnesota
February 21, 2014

16



KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Securian Financial Services, Inc:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Securian Financial Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment had been applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2014

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _December 31, 2013_
(Read carefully the instructions In your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Securian Financial Services, Inc.
Attn: Gene Fearon
400 Robert Street N STE A
Saint Paul, MN 55101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gene Fearon 651-665-1949

WORKING COPY

2. A. General Assessment (item 2e from page 2) .... $ _90,301_

   B. Less payment made with SIPC-6 filed (**exclude interest**) .... (_41,097_)
   25 July 2013
   Date Paid

   C. Less prior overpayment applied .... (_____)

   D. Assessment balance due or (overpayment) .... _____

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum .... _____

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ _49,204_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) .... $ _49,204_

   H. Overpayment carried forward .... $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securian Financial Services, Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Supervisor, B/D Financial Management
(Title)

Dated the _24_ day of _January_, 20 _14_.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

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Amounts for the fiscal period
beginning _Jan. 1, 2013_
and ending _Dec. 31, 2013_

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _333,037,416_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

    Total additions   _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _(296,171,754)_

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _(745,363)_

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

    Enter the greater of line (i) or (ii)

    Total deductions   _(296,917,117)_

2d. SIPC Net Operating Revenues $ _36,120,299_

2e. General Assessment @ .0025 $ _90,301_

(to page 1, line 2.A.)

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